

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2010

By U.S. Mail and facsimile to (866) 877-6198

Adam Anthony
President
Aftermarket Enterprises, Inc.
933 4th Street, Unit A
Grover Beach, California 93433

   Re: **Aftermarket Enterprises, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2009
       Filed April 15, 2010
       File No. 333-141676

Dear Mr. Anthony:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         H. Christopher Owings
         Assistant Director